UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1 )*

MarketWise, Inc.

(Name of Issuer)

Class A Common Stock, par value $0.0001 per share

(Title of Class of Securities)

Class A Common Stock: 57064P107

(CUSIP Number)

Nicole Sullivan

Monument & Cathedral Holdings, LLC

14 W. Mount Vernon Place

Baltimore, MD 21201

(410) 223-2677

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 20, 2024

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	57064P107	13D	Page 2 of 7 Pages

1	NAME OF REPORTING PERSONS
Monument & Cathedral Holdings, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐ (b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS
OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Maryland

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
119,118,544(1)
	8	SHARED VOTING POWER
0
	9	SOLE DISPOSITIVE POWER
119,118,544(1)
	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
119,118,544(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
72.8%(2)
14	TYPE OF REPORTING PERSON
OO

(1)            Consists entirely of Common Units of MarketWise, LLC (“Common Units”), which are redeemable by the holder for, at the election of the Issuer, shares of Class A common stock of the Issuer on a one-for-one basis or a cash payment equal to the volume weighted average market price of one Class A common stock of the Issuer for each Common Unit redeemed.

(2)            Based on (a) 44,432,380 shares of Class A Common Stock outstanding as of November 4, 2024 as reported in the Issuer’s Form 10-Q filed with the SEC on November 7, 2024 and (b) 119,118,544 shares of Class A Common Stock that could be issued, at the election of the Issuer, upon the redemption by Monument & Cathedral Holdings, LLC (“Monument”) of Common Units.

CUSIP No.	57064P107	13D	Page 3 of 7 Pages

1	NAME OF REPORTING PERSONS
Cobblestone Publishing, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐ (b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS
OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Maryland

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
119,118,544(1)
	8	SHARED VOTING POWER
0
	9	SOLE DISPOSITIVE POWER
119,118,544(1)
	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
119,118,544(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
72.8%(2)
14	TYPE OF REPORTING PERSON*
CO

(1)            Consists of 119,118,544 Common Units held directly by Monument, which are redeemable by the holder for, at the election of the Issuer, shares of Class A common stock of the Issuer on a one-for-one basis or a cash payment equal to the volume weighted average market price of one Class A common stock of the Issuer for each Common Unit redeemed.

(2)            Based on (a) 44,432,380 shares of Class A Common Stock outstanding as of November 4, 2024 as reported in the Issuer’s Form 10-Q filed with the SEC on November 7, 2024 and (b) 119,118,544 shares of Class A Common Stock that could be issued, at the election of the Issuer, upon the redemption by Monument of Common Units.

CUSIP No.	57064P107	13D	Page 4 of 7 Pages

1	NAME OF REPORTING PERSONS
Erika Nolan
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐ (b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS
OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0
	8	SHARED VOTING POWER
119,118,544(1)
	9	SOLE DISPOSITIVE POWER
0
	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
119,118,544(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
72.8%(2)
14	TYPE OF REPORTING PERSON
IN

(1)            Consists entirely of 119,118,544 Common Units held directly by Monument, which are redeemable by the holder for, at the election of the Issuer, shares of Class A common stock of the Issuer on a one-for-one basis or a cash payment equal to the volume weighted average market price of one Class A common stock of the Issuer for each Common Unit redeemed.

(2)            Based on (a) 44,432,380 shares of Class A Common Stock outstanding as of November 4, 2024 as reported in the Issuer’s Form 10-Q filed with the SEC on November 7, 2024 and (b) 119,118,544 shares of Class A Common Stock that could be issued, at the election of the Issuer, upon the redemption by Monument of Common Units.

CUSIP No.	57064P107	13D	Page 5 of 7 Pages

1	NAME OF REPORTING PERSONS
Elizabeth W. P. Bonner 2009 Irrevocable Trust Number Two
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐ (b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS
OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Maryland

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
119,236,279(1)
	8	SHARED VOTING POWER
0
	9	SOLE DISPOSITIVE POWER
119,236,279(1)
	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
119,236,279(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
72.9%(2)
14	TYPE OF REPORTING PERSON
OO

(1)            Consists of (a) 119,118,544 Common Units held directly by Monument, which are redeemable by the holder for, at the election of the Issuer, shares of Class A common stock of the Issuer on a one-for-one basis or a cash payment equal to the volume weighted average market price of one Class A common stock of the Issuer for each Common Unit redeemed and (b) 117,735 Common Units held directly by the Elizabeth W. P. Bonner 2009 Irrevocable Trust Number Two (the “Trust”). The Trust disclaims beneficial ownership of all the foregoing shares owned by Monument.

(2)            Based on (a) 44,432,380 shares of Class A Common Stock outstanding as of November 4, 2024 as reported in the Issuer’s Form 10-Q filed with the SEC on November 7, 2024, (b) 119,118,544 shares of Class A Common Stock that could be issued, at the election of the Issuer, upon the redemption by Monument of Common Units and (c) 117,735 shares of Class A Common Stock that could be issued, at the election of the Issuer, upon the redemption by the Trust of Common Units.

CUSIP No.	57064P107	13D	Page 6 of 7 Pages

1	NAME OF REPORTING PERSONS
Myles Norin, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐ (b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS
OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Maryland

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
1,087,162(1)
	8	SHARED VOTING POWER
0
	9	SOLE DISPOSITIVE POWER
1,087,162(1)
	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,087,162(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
2.4%(2)
14	TYPE OF REPORTING PERSON*
OO

(1)            Consists of 1,087,162 Common Units, which are redeemable by the holder for, at the election of the Issuer, shares of Class A common stock of the Issuer on a one-for-one basis or a cash payment equal to the volume weighted average market price of one Class A common stock of the Issuer for each Common Unit redeemed.

(2)            Based on (a) 44,432,380 shares of Class A Common Stock outstanding as of November 4, 2024 as reported in the Issuer’s Form 10-Q filed with the SEC on November 7, 2024 and (b) 1,087,162 shares of Class A Common Stock that could be issued, at the election of the Issuer, upon the redemption by Myles Norin, LLC of Common Units.

CUSIP No.	57064P107	13D	Page 7 of 7 Pages

1	NAME OF REPORTING PERSONS
Estate of Myles Norin
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐ (b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS
OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
1,087,162(1)
	8	SHARED VOTING POWER
0
	9	SOLE DISPOSITIVE POWER
1,087,162(1)
	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,087,162(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
2.4%(2)
14	TYPE OF REPORTING PERSON
IN

(1)            Consists of 1,087,162 Common Units held directly by Myles Norin, LLC, which are redeemable by the holder for, at the election of the Issuer, shares of Class A common stock of the Issuer on a one-for-one basis or a cash payment equal to the volume weighted average market price of one Class A common stock of the Issuer for each Common Unit redeemed.

(2)            Based on (a) 44,432,380 shares of Class A Common Stock outstanding as of November 4, 2024 as reported in the Issuer’s Form 10-Q filed with the SEC on November 7, 2024 and (b) 1,087,162 shares of Class A Common Stock that could be issued, at the election of the Issuer, upon the redemption by Myles Norin, LLC of Common Units.

Explanatory Note

The following constitutes Amendment No. 1 (this “Amendment”) to the Schedule 13D filed on September 14, 2023 by Myles Norin, LLC (“Norin LLC”), Myles Norin, Monument, and Cobblestone (the “Original Schedule 13D” and, as amended through the date of this Amendment, collectively, the “Schedule 13D”). This Amendment constitutes an exit filing with respect to Norin LLC and the Estate of Myles Norin, and corrects the omission of the Elizabeth W. P. Bonner 2009 Irrevocable Trust Number Two from the Original Schedule 13D. Capitalized terms used but not defined in this Amendment shall have the meanings set forth in the Original Schedule 13D.

SCHEDULE 13D

ITEM 2.	Identity and Background.

Item 2 is hereby amended and restated as follows:

(a)	This statement is filed on behalf of each of the following persons (collectively, the “Reporting Persons”):

(i)	Monument & Cathedral Holdings, LLC (“Monument”);

(ii)	Cobblestone Publishing, Inc. (“Cobblestone”);

(iii)	Erika Nolan (“Ms. Nolan”);

(iv)	Elizabeth W. P. Bonner 2009 Irrevocable Trust Number Two (the “Trust,” and together with Monument, Cobblestone and Ms. Nolan, the “Non-Exiting Reporting Persons”);

(v)	Estate of Myles Norin (“Norin Estate”); and

(vi)	Myles Norin, LLC (“Norin LLC”).

This statement relates to the securities held by Monument, Norin LLC and the Trust. Ms. Nolan is the president of Cobblestone, which is the sole manager of Monument. The bylaws of Cobblestone provide the president of Cobblestone with voting control of the shares held directly or indirectly by Cobblestone. Ms. Nolan is also a director of Cobblestone. The other members of the Board of Directors of Cobblestone consist of Jules Farish Owen Bonner and Robert Compton (the “Cobblestone Directors”). Robert Compton is also the Secretary and Treasurer of Cobblestone. The Trust is the majority shareholder of Cobblestone. Norin LLC is a shareholder of the Issuer. Julie Norin (“Ms. Norin”) is the personal representative of the Norin Estate and the manager of Norin LLC.

(b)	The address of the principal business office of each of the Non-Exiting Reporting Persons and the Cobblestone Directors is 14 W. Mount Vernon Place, Baltimore, Maryland 21201. The address of the principal business office of Ms. Norin and Norin LLC is 1805 South Road, Baltimore, Maryland 21209.

(c)	Monument operates as a holding company, which, through its subsidiaries, publishes books, magazines, and newsletters on a variety of topics. Cobblestone is the sole manager of Monument. Ms. Nolan is the President and a director of Cobblestone. Robert Compton is a director of Cobblestone and the Chief Operating Officer of The Agora Companies, LLC, a holding company, with a principal office at 1001 Cathedral Street, Baltimore, MD 21201. Jules Farish Owen Bonner is a director of Cobblestone. The Trust is established as an irrevocable trust and is the majority shareholder of Cobblestone. Norin LLC operates as a holding company. Ms. Norin is the personal representative of the Norin Estate.

(d)	During the last five years, none of the Reporting Persons, the Cobblestone Directors or Ms. Norin have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	During the last five years, none of the Reporting Persons, the Cobblestone Directors or Ms. Norin have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Monument is a Maryland limited liability company; Cobblestone is a Maryland corporation; Ms. Nolan is a citizen of the United States of America; the Trust is a personal estate planning vehicle established under the laws of the State of Maryland for Elizabeth W. P. Bonner, a citizen of the United States; the Cobblestone Directors are citizens of the United States of America; Norin, LLC is a Maryland limited liability company; Ms. Norin is a citizen of the United States of America.

ITEM 3.	Source and Amount of Funds or Other Consideration

Item 3 is hereby amended and supplemented by adding the following as a third paragraph under “Completion of Business Combination”:

Issuer issued 117,735 shares of Class B Common Stock to the Trust in the Business Combination. Pursuant to the Transaction Agreement, the Trust received 117,735 Common Units as consideration for LLC units of MarketWise, LLC.

ITEM 4.	Purpose of Transaction.

Item 4 is hereby amended and restated as follows:

The information set forth in Item 3, as amended and supplemented, is incorporated into this Item 4 by reference.

All securities beneficially owned by the Reporting Persons were received in connection with the Transaction Agreement and/or the Settlement Agreement.

Cobblestone is the sole manager of Monument. Ms. Nolan was appointed as the president of Cobblestone on November 20, 2024 and, as such, has voting control over the shares owned by Monument. The Reporting Persons and the Cobblestone Directors may have influence over the corporate activities of the Issuer that require stockholder approval, including activities that may relate to items described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Ms. Norin was qualified as personal representative of the Norin Estate on October 25, 2024. Upon the death of Myles Norin, he ceased to have beneficial ownership of the securities held by Monument and therefore beneficial ownership of such securities are not part of the Norin Estate.

The Non-Exiting Reporting Persons may acquire additional securities of the Issuer and may formulate plans or proposals that relate to or would result in any of the actions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D, and may seek to influence management of the Issuer or the Board of Directors of the Issuer with respect to the business and affairs of the Issuer and may from time to time consider pursuing or proposing such matters with advisors, the Issuer, or other persons.

ITEM 5.	Interest in Securities of the Issuer.

Item 5 is hereby amended and restated as follows:

(a) – (b)

The information set forth on the cover pages of, and the information set forth or incorporated by reference in Items 2, 3, and 6 to the Schedule 13D, as amended, is hereby incorporated by reference in this Item 5(a)–(b).

The ownership information presented below represents beneficial ownership of Class A Common Stock and Class B Common Stock of the Issuer as of November 4, 2024 based on 44,432,380 shares of Class A common stock and 279,890,147 shares of Class B common stock outstanding, as reported in the Issuer’s Form 10-Q filed with the SEC on November 7, 2024.

Reporting Person	Class A Common Stock beneficially owned		Percent of class:	Class B Common Stock beneficially owned	Percent of class:
Monument; Cobblestone	119,118,544	(1)	72.8%	119,118,544	42.6%
Ms. Nolan	119,118,544	(1)(2)	72.8%	119,118,544	42.6%
Trust	119,236,279	(1)(3)	72.9%	119,236,279	42.6%
Norin Estate	1,087,162	(4)	2.4%	1,087,162	0.4%
Norin LLC	1,087,162	(4)	2.4%	1,087,162	0.4%

(1)            Consists of 119,118,544 Common Units of MarketWise, LLC (“Common Units”), which are redeemable by the holder for, at the election of the Issuer, into shares of Class A common stock of the Issuer on a one-for-one basis or a cash payment equal to the volume weighted average market price of one share of Class A common stock of the Issuer for each Common Unit redeemed. In connection with each Common Unit, a holder is issued with a corresponding share of Class B Common Stock. The shares of Class B common stock have no economic rights, but each share entitles the holder to one vote on all matters on which stockholders of the Issuer are entitled to vote generally. Upon redemption of any Common Unit the corresponding share of Class B common stock will be terminated.

(2)          Consists of (a) 119,118,544 Common Units held directly by Monument. Ms. Nolan is the President of Cobblestone, which is the sole manager of Monument. As a result, Ms. Nolan may be deemed to beneficially own the Common Units held by Monument.

(3)          Consists of (a) 119,118,544 Common Units held directly by Monument, and (b) 117,735 Common Units held directly by the Trust. The Trust is the majority shareholder of Cobblestone. As a result, the Trust may be deemed to beneficially own the Common Units held by Monument. The Trust disclaims beneficial ownership of all the foregoing shares owned by Monument.

(4)          Consists of 1,087,162 Common Units held directly by Norin LLC.

(c)	Not applicable.

(d)	Not applicable.

(e)	Neither of Norin LLC nor the Norin Estate ever beneficially owned five percent of the Issuer’s Class A Common Stock and this Amendment constitutes an exit filing with respect to Norin LLC and the Norin Estate.

ITEM 6.	Contracts, Arrangements, Understandings or Relations with Respect to Securities Issuer.

Item 6 is hereby amended and restated as follows:

Pursuant to Rule 13d-1(k) promulgated under the Exchange Act, the Reporting Persons have entered into a joint filing agreement attached hereto as Exhibit 99.1.

The information contained in Item 3 is incorporated herein by reference.

By virtue of its ownership of Common Units, Monument and the Trust are a party to the Third Amended and Restated Limited Liability Company Agreement, dated as of July 21, 2021, by and among MarketWise, LLC, Marketwise, Inc., and the members party thereto.

Monument and the Trust are also party to the Amended and Restated Registration Rights Agreement, dated July 21, 2021, by and among the Issuer, Ascendant Sponsor LP, a Cayman Islands exempted limited partnership, the person identified as “MarketWise Holders” on the signature pages thereto and the person or entities identified as “Other Holders” on the signature pages thereto, pursuant to which the Issuer is required to register for resale the securities held by Monument and the Trust.

ITEM 7.	Material to be Filed as Exhibits

Item 7 is hereby amended by deleting existing Exhibit No. 99.1 and replacing it with the following:

Exhibit No.	Description

99.1	Joint Filing Agreement, dated as of November 22, 2024.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: November 22, 2024

Monument & Cathedral Holdings, LLC

By: Cobblestone Publishing, Inc., as Manager

By:	/s/ Erika Nolan
Name:	Erika Nolan
Title:	President

Cobblestone Publishing, Inc.

By:	/s/ Erika Nolan
Name:	Erika Nolan
Title:	President

Elizabeth W. P. Bonner 2009 Irrevocable Trust Number Two

By:	/s/ Margaret F. DeCampo
Name:	Margaret F. DeCampo
Title:	Trustee

By:	/s/ William R. Bonner, Jr.
Name:	William R. Bonner, Jr.
Title:	Trustee

By:	/s/ William Wesley Bonner
Name:	William Wesley Bonner
Title:	Trustee

By:	/s/ Maria Bonner Lombardi
Name:	Maria Bonner Lombardi
Title:	Trustee

Erika Nolan

/s/ Erika Nolan

Estate of Myles Norin

By:	/s/ Julie Norin
Name:	Julie Norin
Title:	Personal Representative

Myles Norin, LLC

By:	/s/ Julie Norin
Name:	Julie Norin
Title:	Manager